Filed pursuant to Rule 424(b)(3)
File No. 333-229038

Calamos Convertible and High Income Fund (the "Fund")
Supplement dated January 1, 2022 to the Fund's Prospectus dated March 1, 2021, and as supplemented March 5, 2021, August 27, 2021, September 30, 2021 and December 20, 2021

The section titled "Effects of Leverage" beginning on page 43 of the Prospectus is deleted in its entirety and replaced with the following:

Effects of Leverage

The SSB Agreement provides for credit availability for the Fund, such that it may borrow up to $480 million. As of October 31, 2021, the Fund had utilized $435 million of the $480 million available under the SSB Agreement ($84 million of borrowings outstanding, and $351 million in structural leverage consisting of collateral received from SSB in connection with securities on loan), representing 24.4% of the Fund's managed assets as of that date, and had $145 million of MRP Shares outstanding, representing 8.1% of the Fund's managed assets. Combined, the borrowings under the SSB Agreement and the outstanding MRP Shares represented 32.5% of the Fund's managed assets. Interest on the SSB Agreement is charged on the drawn amount at the rate of the Overnight Bank Financing Rate (OBFR) plus 0.80%, payable monthly in arrears. Interest on overdue amounts or interest on the drawn amount paid during an event of default will be charged at OBFR plus 2.80%. These rates represent floating rates of interest that may change over time. The SSB Agreement has a commitment fee of 0.10% of any undrawn amount. As of October 31, 2021, the interest rate charged under the SSB Agreement was 0.87%. "Net income" payments related to cash collateral in connection with securities lending were 0.44% of the borrowed amount on an annualized basis as of that date, although this amount can vary based on changes in underlying interest rates. Prior to January 1, 2022, the reference rate used by the SSB Agreement was Overnight LIBOR.

The Fund's MRP Shareholders are entitled to receive monthly cash dividends, at a currently effective dividend rate per annum for each series of MRP Shares as follows (subject to adjustment as described above in "Mandatory Redeemable Preferred Shares"): 3.70% for Series A MRP Shares, 4.00% for Series B MRP Shares, 4.24% for Series C MRP Shares, 2.45% for Series D MRP Shares, 2.68% for Series E MRP Shares.

To cover the interest expense on the borrowings under the SSB Agreement (including "net income" payments made with respect to borrowings offset by collateral for securities on loan) and the dividend payments associated with the MRP Shares, based on rates in effect on October 31, 2021, the Fund's portfolio would need to experience an annual return of 0.39% (before giving effect to expenses associated with senior securities).

Leverage is a speculative technique that could adversely affect the returns to common shareholders. Leverage can cause the Fund to lose money and can magnify the effect of any losses. To the extent the income or capital appreciation derived from securities purchased with funds received from leverage exceeds the cost of leverage, the Fund's return will be greater than if leverage had not been used. Conversely, if the income or capital appreciation from the securities purchased with such funds is not sufficient to cover the cost of leverage or if the Fund incurs capital losses, the return of the Fund will be less than if leverage had not been used, and therefore the amount available for distribution to common shareholders as dividends and other distributions will be reduced or potentially eliminated.

The Fund will pay, and common shareholders will effectively bear, any costs and expenses relating to any borrowings and to the issuance and ongoing maintenance of preferred shares, including the MRP Shares, or debt securities. Such costs and expenses include the higher management fee resulting from the use of any such leverage, offering and/or issuance costs, and interest and/or dividend expense and ongoing maintenance.

Certain types of borrowings may result in the Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and portfolio composition requirements and additional covenants that may affect the Fund's ability to pay dividends and distributions on common shares in certain instances. The Fund may also be required to pledge its assets to the lenders in connection with certain types of borrowings. The Fund may be subject to certain restrictions on investments imposed by guidelines of and covenants with rating agencies for the preferred shares or short-term debt instruments issued by the Fund. These guidelines and covenants may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.

Because Calamos' investment management fee is a percentage of the Fund's managed assets, Calamos' fee will be higher if the Fund is leveraged and Calamos will have an incentive to be more aggressive and leverage the Fund. Consequently, the Fund and Calamos may have differing interests in determining whether to leverage the Fund's assets. Any additional use of leverage by the Fund effected through new, additional or increased credit facilities or the issuance of preferred shares would require approval by the Board of Trustees of the Fund.

The following table illustrates the hypothetical effect on the return to a holder of the Fund's common shares of the leverage obtained by us (and utilized on October 31, 2021). The purpose of this table is to assist you in understanding the effects of leverage. As the table shows, leverage generally increases the return to common shareholders when portfolio return is positive and greater than the cost of leverage and decreases the return when the portfolio return is negative or less than the cost of leverage. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.

Assumed Portfolio Return (Net of Expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Common Share Return(1)	(15.38)%	(7.98)%	(0.58)%	6.82%	14.22%

(1) Includes interest expense on the borrowings under the SSB Agreement, accrued at interest rates in effect on October 31, 2021 of 0.87%, and dividend expense on the MRP Shares.

For further information about leveraging, see "Risk Factors — Fund Risks — Leverage Risk."

The third paragraph under the section titled "Description of Securities" beginning on page 85 of the Prospectus is deleted in its entirety and replaced with the following:

DESCRIPTION OF SECURITIES

As of October 31, 2021, the Fund had total leverage of approximately $580 million representing approximately 32.5% of the Fund's managed assets as of that date. The Fund will pay, and common shareholders will effectively bear, any costs and expenses relating to any borrowings by the Fund, including the financial leverage described above, as well as any additional leverage incurred as a result of this offering. Such costs and expenses include the higher management fee resulting from the use of any such leverage, offering and/or issuance costs, and interest and/or dividend expense and ongoing maintenance. Borrowings under the SSB Agreement are secured by assets of the Fund that are held with the Fund's custodian in a separate account. Interest on the SSB Agreement is charged on the drawn amount at the rate of OBFR plus 0.80%, payable monthly in arrears. Interest on overdue amounts or interest on the drawn amount paid during an event of default will be charged at OBFR plus 2.8%. The SSB Agreement has a commitment fee of 0.10% of any undrawn amount. As of October 31, 2021, the interest rate charged under the SSB Agreement was 0.87%. Prior to January 1, 2022, the reference rate used by the SSB Agreement was Overnight LIBOR.

Please retain this supplement for future reference.